FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If  "Yes"  is  marked, indicate below the file number assigned to the registrant
in  connection  with  Rule  12g3-  2(b):  82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems
Limited)


Date:  November  25,  2002               By:____"Sandra  J.  Hall"____
______
     ---------------------                  ---------------------------
-------
Sandra  J.  Hall,  President,  Secretary  &  Director









                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]

Energy  Power  Systems  Limited

          Management's Discussion And Analysis of Financial Condition and Operating Results
          For  the  Three  Month  Period  Ending  September  30,  2002













    Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416
                  861-1484 Facsimile: 416 861-9623 www.epsx.com

 MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

     The  following  discussion  and  analysis  of  Energy Power Systems Limited
("Energy Power or the "Company") should be read in conjunction with the Company's Unaudited Consolidated Financial Statements for the three month period ending September 30, 2002 and 2001and notes thereto and the Company's Audited Consolidated Financial Statements for the fiscal years ended June 30, 2002, 2001 and 2001 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").
Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW
     The Company is a corporation amalgamated under the laws of the Province of Ontario and Provincially registered in the Provinces of Alberta and Newfoundland and is an energy source and service company that operates an Industrial &
Offshore Division, and an Oil & Gas Division. The unaudited consolidated financial results for the three month period ending September 30, 2002 and 2001 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), a Newfoundland and Labrador company, and M&M's wholly-owned subsidiary M&M Offshore Limited ("MMO"), a Newfoundland and Labrador company.

M&M and MMO together operate from their 47,500 square foot fabrication facility and 15 acre property. M&M is an industrial, mechanical contractor. M&M Offshore
(i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for offshore oil and heavy industry. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and natural gas. The Company's oil and gas properties are located in the Canadian Provinces of Alberta, Ontario and Prince Edward Island.

CRITICAL ACCOUNTING POLICIES: The Company's significant accounting policies are described in the notes to the consolidated financial statements. It is increasingly important to understand that the application of generally accepted accounting principles involve certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company. The most significant policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, the future income tax assets and liabilities, contingent liabilities and assets and valuation of the Company's investment in Konaseema EPS Oakwell Power Limited ("KEOPL").

Revenue recognition: Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, pursuant to which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract based upon the contract value.

Oil and gas revenue is recognized on actual production volumes and delivery of the product to the market, based on the operator's reports.

Oil and gas accounting and reserve estimates: The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of oil by converting natural gas at 6,000 cubic feet of gas to 1 barrel of oil. Costs acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations. Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the Company's fiscal year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Joint Ventures: The Company's subsidiary M&M carries out part of its business in four joint ventures. The Company's unaudited consolidated financial statements include the Company's proportionate share of the joint ventures assets, liabilities, revenues and expenses.

Future Income Assets and Liabilities: The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. The Company has $10.2 million of non-capital losses. The Company carries an income tax asset of $0.6 million related to those non-capital losses.

Contingent liabilities and assets: On August 28, 2002 the Company was served a Writ of Summons from Oakwell Engineering Limited ("Oakwell") of Singapore, a former joint venturer in a power project in Andhra Pradesh, India. On November 8, 2002 the Company counter claimed against Oakwell for damages, cost and interest. No provision has been made in the financial statements for this claim. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differs adversely from that currently expected, it would result in a charge to earnings when determined.

There are deficiencies in the State Government providing lender guarantees for the Karnataka, India power project. The Company is pursuing legal recourses against the Government of Karnataka and the Karnataka Power Transmission Corporation Limited. At the current time no assessment can be made of the actual recoverable amount. Accordingly no amount has been recorded in these unaudited consolidated financial statements.

Valuation of the Company's Investment in KEOPL: The Company owns 11,348,200 ordinary equity shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India. Pursuant to the Revised VBC Agreement dated August 10, 2000 between the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn. $3,500,000) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute regarding the purchase and sale of the KEOPL shares. The Company is pursuing legal remedies against VBC and Oakwell.
 The investment in KEOPL is recorded at expected net recoverable amount of $3.5 million. The actual recoverable amount is dependant upon future events and could differ materially from the expected net recoverable amount.

RESULTS  OF  OPERATIONS
The following discussion of the unaudited consolidated results of operations of the Company is a comparison of the Company's three month periods ended September 30, 2002 and 2001.

Revenue: The Company's consolidated revenues increased 91% to $10.5 million for the three month period ending September 30, 2002 from $5.5 million reported during the same period the previous year. Revenue increases were primarily derived from the Company's Industrial & Offshore Division as well as some increases from the Company's Oil & Gas Division.

Gross Profit: Consolidated gross profit for the three month period ending September 30, 2002 increased 30% to $1.3 million from $1.0 million in 2001. The increase in consolidated gross profits was primarily derived from increase revenues from the Company's Industrial & Offshore Division. Consolidated gross margin decreased to 12.7% versus 17.8% for the previous year. This decrease was primarily caused by increased cost of sales.

Administrative expenses: Administrative expenses of $0.9 million for the three month period ending September 30, 2002 was 29% higher than administrative expenses of $0.7 million the previous year. During the three month period ended September 30, 2002 professional fees were higher by $0.2 million versus the previous year.

Net earnings, Net earnings per share and fully diluted earnings per share: As a result of the foregoing, net earnings decreased 25% to $0.3 million as compared to net earnings of $0.4 million during the previous period. Net earnings per share decreased 42% to $0.04 per share for the three month period ending September 30, 2002 from $0.07 per share for the previous three month period. Fully diluted net earnings per share decreased 40% to $0.03 per share for the three month period ending September 30, 2002 from $0.05 per share for the previous three month period.

LIQUIDITY  AND  CAPITAL  RESOURCES
     Cash and cash equivalents at September 30, 2002 were $4.4 million compared to $5.6 million at June 30, 2002. During the three month period ending September 30, 2002 the Company expended approximately $1.0 million on general working capital, repaid shareholder debt of $0.3 million and utilized $0.8 million of its line of credit.

Cash and cash equivalents at September 30, 2001 were $1.3 million, compared to $1.2 million at June 30, 2001. During the three months ended September 30, 2001 the Company expended $1.3 million on general working capital and purchased $0.2 million of marketable securities. The Company also issued $0.8 million of common shares and utilized $0.6 million of its line of credit.

 The Company's primary sources of liquidity and capital resources historically have been cash flow from the operations of the Industrial & Offshore Division, issuance of share capital and advances from shareholders. During fiscal 2001 and 2000 the Company recovered part of its investment in KEOPL. During fiscal 2003, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery of the Company's investment in KEOPL.

The Company's Industrial & Offshore Division maintains their own bank line of credit facility. The Company's M&M and MMO subsidiaries credit facility, through Canadian Imperial Bank of Commerce ("CIBC") was initially entered into December 1994 and was amended on March 9, 2000. The CIBC credit facility currently allows M&M to borrow up to the lesser of (i) $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC credit facility is payable upon demand. As of September 30, 2002, the principal balance outstanding under the credit facility was $1.6 million, compared to $1.5 million at September 30, 2001. As security for repayment of the credit facility, M&M granted to CIBC a first priority lien on pledged receivables, inventory and specific equipment; a second priority lien on land, buildings and immovable equipment; and an assignment of insurance. MMO also guarantees the CIBC credit facility. The credit agreement requires M&M to satisfy certain financial tests, limits the amount of indebtedness M&M may incur and restricts the payment of dividends.

During the three month period ending September 30, 2002 M&M's 50% owned joint venture Magna Services Inc. negotiated a temporary line of credit of $2.5 million with the Bank of Nova Scotia. At September 30, 2002 M&M's proportionate share of $0.6 million was included with bank indebtedness. This facility is repayable on demand or on or before December 31, 2002 and bears interest at the bank's prime lending rate plus 2.0% per annum. Security for this facility includes a general security agreement of all present and future personal property of Magna, postponement agreements covering an amount of $600,000 supported by promissory notes and guarantees by the shareholders in the amount of $1,000,000. As security for this facility, M&M was required to confirm that they would not claim repayment of $0.3 million owed to them by the joint venture until December 31, 2002. Along with the existing postponement of $0.1 million and permanent guarantee of $0.1 million, M&M's commitment is now at $0.4 million postponement and $0.6 million guarantee.

M&M is indebted to RoyNat, Inc. ("RoyNat") in the amount of $0.5 million at September 30, 2002 (compared to $0.6 million in 2001). This indebtedness arose in connection with a mortgage loan, which was renewed August 2000.
     The original credit was offered on May 18, 1990 by RoyNat to M&M in connection with the purchase of its fabrication facility in St. John's, Newfoundland. The mortgage bears interest at RoyNat's cost of funds plus 3.25%, and is payable in monthly principal payments of $7,000, plus interest. As security, M&M granted a first priority lien on land and building, and a secondary lien on all other assets of M&M, subject to a first priority lien in favor of CIBC. M&M Offshore has also guaranteed this mortgage.

OUTLOOK AND PROSPECTIVE CAPITAL REQUIREMENTS: The Industrial & Offshore Division is currently working on a backlog of contracts. Further development of Atlantic Canada's offshore infrastructure could feed further growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company intends to expand its oil and gas interests.

     As part of the Company's oil and gas exploration and development program the Company expects to expend significant capital resources to expand its existing portfolio of proved and probable oil and gas reserves. These expenditures can be funded through existing cash held by the Company. Any excess expenditure may be funded by additional share capital issued by the Company, debt or by other means.
     With respect to anticipated capital expenditures over the next twelve months, M&M is expected to expend approximately $0.5 million for new and used manufacturing and office-related equipment. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers or credit arrangements with M&M's lenders, cash from its parent company or other means.

The Company's future profitability over the longer term will depend upon its ability to successfully implement its business plan. M&M has, in the past, focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada which will enable M&M to maintain and increase this business. These include proposed offshore oil and gas projects for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the Hebron Oilfield, in addition to development of the Voisey's Bay nickel mine. It is also our belief that M&M will be afforded opportunities with respect to the upgrade and maintenance of existing area infrastructure including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

TREND  INFORMATION
     SEASONALITY: The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition the Company is subject to seasonal levels of activity whereby business activities tends to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but changes in consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.